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                                 FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                         Dated December 19, 2002

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 19, 2002
                -------------   --
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
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                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

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                       [CREDIT SUISSE/FIRST BOSTON LOGO]



Corporate Communications

CREDIT SUISSE FIRST BOSTON
One Cabot Square
London E14 4QJ


                                                           FOR IMMEDIATE RELEASE



        CSFB REACHES AGREEMENT WITH THE UK'S FINANCIAL SERVICES AUTHORITY

               RELATING TO CSFP'S ACTIVITIES IN JAPAN IN 1995-1998
         ---------------------------------------------------------------


LONDON, DECEMBER 19, 2002 - Credit Suisse First Boston has reached an agreement with the UK's Financial Services Authority (FSA) resolving the FSA's investigation into Credit Suisse Financial Product's activities in Japan from 1995-1998. The FSA found that Credit Suisse Financial Products violated certain UK regulatory rules. CSFB has accepted these findings and agreed to pay a fine.

As CSFB has previously acknowledged, certain former employees failed to act in an open and cooperative manner towards the Japanese authorities. The actions of these former employees were an aberration and contrary to the high standards expected of them by the Firm. The individuals concerned are no longer with the Firm.

As the FSA acknowledged in its statement today, the extensive organizational, personnel and structural changes implemented by CSFB's new management have significantly improved the Firm's controls and compliance culture. CSFB takes its regulatory responsibilities very seriously and will not tolerate improper behaviour by its employees in their dealings with the Firm's regulators.

Gary Lynch, Vice Chairman and General Counsel of CSFB, said, "We are pleased to resolve this matter and put it behind us. During the past eighteen months, CSFB has focused on establishing a strong control-oriented franchise with a compliance program that reflects the best practices in the industry. We are working to build a Firm-wide culture that demands the highest ethical and professional standards of all of our employees."

Credit Suisse Group, which has been operating in Japan for more than twenty years, remains committed to the Japanese market.

                                      # # #


Credit Suisse First Boston (CSFB) is a leading global investment bank serving institutional, corporate, government and individual clients. CSFB's businesses include securities underwriting, sales and trading, investment banking, private equity, financial advisory services, investment research, venture capital, correspondent brokerage services and asset management. CSFB operates in 77 locations in 36 countries across six continents. The Firm is a business unit of the Zurich-based Credit Suisse Group, a leading global financial services company. For more information on Credit Suisse First Boston, please visit our Web site at http://www.csfb.com.

-------------------------------------------------------------------------------
Press Contact:   Gavin Sullivan    CSFB - London       Office:  44 20  7888-8911
                 Tom Grimmer       CSFB - Hong Kong    Office:  852-2101-6140

                                        2
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  December 19, 2002                     By:  /s/ David Frick
    --------------------                      ----------------------------
                                                     (Signature)*
                                                  Managing Director
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director


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